SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018
Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F

Form 40-F

X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes

No

X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Paul Rivett
Name: Paul Rivett
Title: President
Dated: November 1, 2018

Exhibit Index

Exhibit	Description

Ex-99.1	News Release dated November 1, 2018, titled Financial Results for the Third Quarter Ended September 30, 2018

Ex-99.2	2018 Third Quarter Interim Report